# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CELLECTIS S.A., CIK 0001627821
CUSIP: 15117K103
Title of class of securities: American Depositary Shares, each representing 1 Ordinary Shares
Address of issuer's principal executive offices: 8, rue de la, Croix Jarry, Paris, France (I0), 75013
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019056-22-000368
Filed by CIK 0001602716

## Reporting persons
- LONG FOCUS CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,617,293; sole dispositive power 0; shared dispositive power 4,617,293; aggregate amount beneficially owned 4,617,293 (4.6% of the class)
- LONG FOCUS CAPITAL MASTER, LTD.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,510,101; sole dispositive power 0; shared dispositive power 2,510,101; aggregate amount beneficially owned 2,510,101 (2.5% of the class)
- CONDAGUA, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,107,192; sole dispositive power 0; shared dispositive power 2,107,192; aggregate amount beneficially owned 2,107,192 (2.1% of the class)
- JOHN HELMERS: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,617,293; sole dispositive power 0; shared dispositive power 4,617,293; aggregate amount beneficially owned 4,617,293 (4.6% of the class)
- GLENN HELMERS: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,107,192; sole dispositive power 0; shared dispositive power 2,107,192; aggregate amount beneficially owned 2,107,192 (2.1% of the class)

## Item 1. Issuer
Name of issuer: CELLECTIS S.A.
Address of issuer's principal executive offices: 8, rue de la Croix Jarry 75013 Paris, France

## Item 2. Person Filing
Name of person filing:
LONG FOCUS CAPITAL MANAGEMENT LLC

LONG FOCUS CAPITAL MASTER, LTD.

CONDAGUA, LLC

JOHN HELMERS

GLENN HELMERS
Address of principal business office or, if none, residence: 207 CALLE DEL PARQUE, A&M TOWER, 8TH FLOOR SAN JUAN, PR 00912
Citizenship:
Long Focus Capital Management, LLC, a Delaware single member limited liability company;

Long Focus Capital Master, LTD., a Cayman Islands limited company;

Condagua, LLC, a Delaware single member limited liability company;

John Helmers, a United States citizen; and

Glenn Helmers, a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.

Long Focus Capital Management, LLC, John Helmers, and Glenn Helmers directly own no American Depositary Shares. Pursuant to an investment management agreement, Long Focus Capital Management, LLC maintains investment and voting power with respect to the securities held by Long Focus Capital Master, Ltd. John Helmers controls Long Focus Capital Management, LLC and has investment and voting power with respect to Condagua, LLC. Glenn Helmers controls Condagua, LLC.

Note this is the final amendment which will be filed due to the decrease in combined ownership below 5%.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to LONG FOCUS CAPITAL MASTER, LTD., is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- LONG FOCUS CAPITAL MANAGEMENT, LLC: /s/ John Helmers, John Helmers/Managing Member (02/11/2025)
- LONG FOCUS CAPITAL MASTER, LTD.: /s/ John Helmers, John Helmers/Managing Member (02/11/2025)
- CONDAGUA, LLC: /s/ Glenn Helmers, Glenn Helmers/Managing Member (02/11/2025)
- JOHN HELMERS: /s/ John Helmers, John Helmers (02/11/2025)
- GLENN HELMERS: /s/ Glenn Helmers, Glenn Helmers (02/11/2025)